FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Marked improvement QoQ in group 3Q pretax income of Y80.1bn; Higher net revenue and pretax income in all business segments

•	Stronger Retail recurring revenue underpinned by net inflows into discretionary investments and investment trusts; Progress toward more stable revenue mix

•	Record Investment Management AUM of Y68.5trn on continued inflows across broad range of channels and higher management fees

•	Highest quarterly Investment Banking revenues since FY2016/17; Solid Global Markets performance driven by AEJ Credit and FX/EM and Americas Equity Derivatives

Tokyo, February 1, 2022—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2022.

Net revenue for the third quarter was 351.0 billion yen (US$3.0 billion)1, up 10 percent quarter on quarter and down 13 percent year on year. Income before income taxes was 80.1 billion yen (US$695 million). Net income attributable to Nomura Holdings shareholders was 60.3 billion yen (US$524 million).

For the nine months to December, Nomura reported net revenue of 1,023.1 billion yen (US$8.9 billion), down 17 percent from the same period last year. Income before income taxes was 177.1 billion yen (US$1.5 billion), and net income attributable to Nomura Holdings shareholders was 112.0 billion yen (US$972 million).

“Our efforts to diversify revenues and deliver consistent growth are starting to pay off. In the third quarter, we reported net revenue of 351 billion yen, up 10 percent from last quarter, and income before income taxes of 80.1 billion yen, a fourfold increase quarter on quarter,” said Nomura President and Group CEO Kentaro Okuda.

“In Wholesale, our Global Markets business reported a rebound in Credit and FX/EM in Asia ex-Japan and Equity Derivatives in the Americas. Investment Banking had its best quarter since the year ended March 2017 when comparisons became possible, driven by cross-border M&A deals, sustainable finance mandates and synergies with Nomura Greentech.

“Investment Management saw continued global inflows across various channels, lifting assets under management to an all-time high. In Retail, we made progress toward a more stable revenue mix, as higher recurring revenue assets drove growth in recurring revenue underpinned by our continued focus on the total assets of our clients.

“We remain committed to enhancing risk management and delivering sustainable growth.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 115.17 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2021/22 Q3	QoQ	YoY
Net revenue	87.4	+3%	-11%
Income before income taxes	18.0	+6%	-36%

Retail reported third quarter net revenue of 87.4 billion yen, up 3 percent quarter on quarter and down 11 percent year on year. Income before income taxes was 18.0 billion yen, 6 percent higher quarter on quarter and 36 percent lower year on year.

For the nine months to December, Retail income before income taxes declined on lower brokerage commissions.

Third quarter recurring revenue grew on the back of continued net inflows into discretionary investments and investment trusts as the firm’s asset consulting approach gained traction. Recurring revenue accounted for 32 percent of Retail revenues and the recurring revenue cost coverage ratio reached 41 percent, showing progress in the shift to a more stable revenue mix.

Investment Management

(billions of yen)	FY2021/22 Q3	QoQ	YoY
Net revenue	40.1	+17%	+2%
Income before income taxes	20.4	+35%	-6%

Investment Management third quarter net revenue was 40.1 billion yen, up 17 percent quarter on quarter and 2 percent year on year. Income before income taxes was 20.4 billion yen, 35 percent stronger quarter on quarter and 6 percent lower year on year.

Assets under management reached a record high of 68.5 trillion yen, driven by inflows across a broad range of channels such as banks, defined contribution funds, pensions and international channels. Investment gain/loss grew quarter on quarter reflecting higher unrealized gains in investee companies.

Wholesale

(billions of yen)	FY2021/22 Q3	QoQ	YoY
Net revenue	202.7	+17%	-9%
Income before income taxes	40.8	+64%	-47%

Wholesale booked third quarter net revenue of 202.7 billion yen, up 17 percent quarter on quarter and down 9 percent year on year. Income before income taxes was 40.8 billion yen, increasing 64 percent quarter on quarter but down 47 percent from the same period last year.

For the April to December period, Wholesale income before income taxes declined from a strong prior year due to a slowdown in Macro. Results were also impacted by an additional loss of 65.4 billion yen related to transactions with a US client booked in the first quarter. Capital light businesses such as advisory and origination reported higher revenues.

In the third quarter, the division reported stronger revenues in all business lines quarter on quarter. Global Markets saw robust performance in AEJ Credit and FX/EM and Americas Equity Derivatives as the operating environment improved in the latter half of the quarter.

Investment Banking revenues increased from the previous year on the back of growth in capital light businesses such as advisory and origination. The business booked record quarterly revenues since the year ended March 2017 when comparisons became possible. This performance was driven by cross-border M&A and sustainable finance mandates.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2022 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.